INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 29, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) on behalf of the AXS Sustainable Alpha ETF

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 3, 2022, regarding Post-Effective Amendment No. 314 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on June 17, 2022, relating to the AXS Sustainable Alpha ETF (the “Fund”), a newly-created series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

The Registrant wishes to inform the Commission that the Fund is changing its name from “AXS Sustainable Alpha ETF” to “AXS Green Alpha ETF,” in light of Green Alpha Advisors, LLC being appointed as sub-advisor of the Fund.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fee table and example are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	1.00%
[1]	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$102	$318

Principal Investment Strategies

2.	Please add disclosure in the principal investment strategies regarding the criteria, methodology, or screen the Sub-Advisor uses to determine if an issuer meets one or more of the four pillars of sustainability. Does the Sub-Advisor consider ESG scores, data from third parties or its own proprietary screen, or does the Sub-Advisor consider some combination of these things? In addition, please explain whether the Sub-Advisor applies the criteria or methodology to every investment, or just some of the investments, and whether ESG is the exclusive factor or whether it is one of several factors considered by the Sub-Advisor.

Response: The Registrant has added the following to the principal investment strategies:

The Sub-Advisor’s selection process includes proprietary, multi-dimensional research and analysis methodologies. In order to qualify for potential investment by the Fund, a company’s business activities must be net contributing to one or more of the four pillars of sustainability that are described above. This is determined based on an evaluation of a company's source of revenues and capital expenditure priorities. In particular, the company's earning revenue generation must be majority derived from advancing one or more of the four pillars of sustainability, and similarly, the company's capital expenditures must prioritize further investment addressing the sustainability pillar(s). If a company meets this initial qualification for potential investment, further analysis is then undertaken to determine the company's commitment to sustainability utilizing metrics such as realized and planned efforts at decarbonization, electrification, dematerialization, and reductions in overall emissions. In particular, a company must have stated operational sustainability commitments and demonstrated adherence to such commitments. After this evaluation, further analysis is undertaken to determine relative social and governance merits of a company, such as diversity of leadership and workforce, employee well-being, and commitment to developing long-term shareholder value. If a company sufficiently passes the above-described evaluation process, it is put through fundamentals and valuation analysis, referred to as the “bottom-up process.” Fundamental factors considered in the Sub-Advisor’s bottom-up process include, but are not limited to: revenue growth history and forward-looking expectations, track record of delivering margins and margin expansion, balance sheet health (emphasis on debt structure, levels and access to future capital, cost of capital), ability to service debt, and strong and expanding cash flows (or path to positive and expanding cash flows). Valuation factors considered in the Sub-Advisor’s bottom-up process include but are not limited to: price-to-book ratio, price-to-sales ratio, price-to-cash flow ratio, market-share growth, addressable market growth, and revenue and earnings growth expectations relative to current price.  The Sub-Advisor applies its proprietary investment process to each equity investment opportunity.

3.	The third paragraph discusses the four pillars of sustainability and “(1) Rapid, large economic productivity gains” appears to have a different focus than the other pillars (which have a sustainability focus). Please add disclosure regarding how this pillar fits within the framework of the Fund.

Response: The Registrant has replaced the disclosure under “(1) Rapid, large economic productivity gains” with the following:

Rapid, large economic productivity gains: Economic productivity gains are defined by the Sub-Advisor as the ability of the economy to produce increasingly more goods and services for the same amount (or less) of inputs, including work as measured in person hours and/or energy required, capital required, or required consumed materials, including natural resources. For an economy to continue to function indefinitely without succumbing to one of the system-level threats present today, economic productivity must increase such that current and growing levels of output can be maintained versus shrinking quantities of inputs. In the language of sustainability, this is sometimes referred to as economic "dematerialization."

4.	Are the four pillars of sustainability equally weighted or is one more heavily weighted than the others?

Response: The Sub-Advisor does not actively seek to equally weight the Fund’s portfolio among companies addressing each of the four pillars of sustainability or weigh one pillar more heavily than the others. The Sub-Advisor’s strategy, however, may place additional emphasis on companies that seek to address two or more of the pillars of sustainability. The Registrant has revised the disclosure in the fourth paragraph as follows:

The Sub-Advisor’s proprietary research and analysis processes seek opportunities regardless of which pillar(s) of sustainability a company may address. In addition, the Sub-Advisor utilizes an active management approach to the strategy. As such, at any given time, the Fund’s portfolio may be more heavily weighted towards companies that address a particular pillar of sustainability. The Sub-Advisor’s strategy may place additional emphasis on companies that seek to simultaneously address two or more pillars of sustainability, and/or solve for two or more system-level risks. For example, the Sub-Advisor believes that electric, zero emissions transportation mitigates both human disease burdens, particularly in cities where tailpipe emissions are a major public health concern, and the climate crisis.

5.	Will the Fund use sustainability-related information from a third party as part of the Fund’s principal investment strategies? If so, please identify each third-party data provider (or if there are numerous third-party data providers, please identify the primary providers) and summarize each provider’s criteria or methodology. In addition, please consider whether the addition of a corresponding third-party risk factor to the Fund’s principal risks is appropriate.

Response: When performing sustainability evaluations, in addition to its own proprietary data, the Fund’s Sub-Advisor evaluates sustainability-related data from numerous third-party providers, which are subject to change. The Sub-Advisor does not subscribe to any third-party sustainability data provider that requires payment. The Sub-Advisor aggregates and incorporates data received from third-party providers into its proprietary evaluation methodology. The Sub-Advisor does not consider any of these third-party providers to be the “primary” providers for the Sub-Advisor’s evaluation methodology. The Sub-Advisor and the Registrant believe that identifying a third-party provider and a summary of its criteria or methodology would potentially mischaracterize the role of the data received from such third-party provider in the Sub-Advisor’s evaluation methodology. Therefore, no additional disclosure has been added to the Fund’s principal investment strategies or principal risks.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

  Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

7.	Please add a concentration policy to the Fund’s investment limitations contained in the SAI.

Response: The Registrant has added the following disclosure:

The Fund may not invest 25% or more of its total assets, calculated at the time of purchase, in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities).

  Please disclose in an appropriate location if the Fund incorporates ESG into proxy voting policies and briefly describe how.

Response: As noted in the “Proxy Voting Policy” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Sub-Advisor. The Sub-Advisor’s proxy voting policy will be attached at the end of the SAI and includes, among other things, the Sub-Advisor’s proxy voting guidelines for environmental issues, human rights, labor and social issues, and governance issues.  Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.”  Because the Sub-Advisor’s proxy voting policy will be attached to the SAI, the Registrant does not believe further disclosure is required.

PART C

9.	Please provide the investment advisory agreement and investment sub-advisory agreement to the Commission for review prior to filing the Amendment.

Response: The Registrant has provided the investment advisory agreement and investment sub-advisory agreement to the Commission as requested. The agreements will be filed as exhibits with the Amendment.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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